[PERFICIENT LETTERHEAD]

February 5, 2007

VIA FACSIMILE 202.772.9210 AND EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Mark P. Shuman, Branch Chief - Legal

Re:	Registration Statement on Form S-3 (File No. 333-138602) of Perficient, Inc.

Dear Mr. Shuman:

We hereby request that the effectiveness of the above-captioned Registration Statement be accelerated so that such Registration Statement will become effective on Thursday, February 8, 2007 at 9:00 a.m., Eastern time.

Please direct any questions or comments regarding the Registration Statement to Beth Ann Dranguet, Vinson & Elkins L.L.P. at 512.542.8595.

Sincerely,

/s/ Paul E. Martin

Paul E. Martin
Chief Financial Officer